

Mail Stop 4720

March 18, 2016

VIA E-mail
Stephen J. Hemsley
Chief Executive Officer
UnitedHealth Group Incorporated
UnitedHealth Group Center
9900 Bren Road East,
Minnetonka, Minnesota

      **Re: UnitedHealth Group Incorporated
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed February 9, 2016
              Form 8-K Filed January 19, 2016
              File No. 001-10864**

Dear Mr. Hemsley:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K furnished January 19, 2016
Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures

1. Please confirm that in future filings and press releases your will eliminate all references to ``pro forma.´´ The information you have presented should be referred to as ``non-GAAP´´ and not ``pro forma.´´ Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is different than your presentation.

2. Your disclosure indicating that the use of pro forma earnings per share provides investors and management useful information about the impacts of individual exchange-compliant insurance business, reserves related to the advance recognition of losses on individual exchange-compliant products and a state Medicaid contract does not satisfy Item

10(e)(1)(i)(C) and (D) of Regulation S-K. Please provide us proposed revised disclosure that:
   a. Explains why you consider the non-GAAP measure to be useful to investors and how each adjustment contributes to the usefulness of the measure; and
   b. To the extent material, disclose the additional purpose, if any, for which you use the non-GAAP measure presented.

In your response, specifically address why you remove individual exchange-compliant product losses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
   • the company is responsible for the adequacy and accuracy of the disclosure in the filings;
   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha McCullom, Senior Staff Accountant, at (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance